UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 10, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release Appointment of new Chief Operating Officer

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1944/017354/06)
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(‘AngloGold Ashanti’ or the ‘Company’)
10 March, 2015
NEWS RELEASE
AngloGold Ashanti Says Sheppard to Replace Retiring COO: South Africa
(JOHANNESBURG -- PRESS RELEASE) – AngloGold Ashanti is pleased to announce the appointment of Chris Sheppard, a thirty-year veteran of South Africa’s ultra-deep underground mining sector as incoming Chief Operating Officer: South Africa. He will replace the incumbent Mike O’Hare who plans to take early retirement during the course of 2015 after a distinguished career of almost forty years with the Company.
Chris’ appointment as Chief Operating Officer: South Africa will be effective 1 June 2015 at which point he will also join the Company’s executive committee. Mike will support Chris during the course of the year to ensure an orderly handover.
“We are extremely pleased to have someone of Chris’ calibre, and with his deep experience of underground mining in South Africa, to take the helm,” Chief Executive Officer Srinivasan Venkatakrishnan said. “Chris has a unique set of skills that will help us to continue enhancing safety, driving business improvement, tighter cost control and the technological development that Mike has championed.”
Chris, a mining engineer by profession, was most recently Managing Director of Murray & Roberts Cementation, one of Africa’s largest mining contractors and a division of South Africa’s largest publicly traded engineering & construction group. Over more than four years Chris had oversight across several countries and mineral types of activities including mining, shaft sinking, tunnelling, raise drilling, mine development and exploration drilling. He also led the drive to adapt the business tothe challenging market conditions that have affected the global mining sector.
Prior to that, Chris held positions as head of both mining and technical services at Lonmin Plc for four years, following six years at Anglo American Platinum Ltd., where he most recently held the post of Head Mining Technical Services. Chris is also an alumnus of Anglo American Plc’s Gold & Uranium Division and AngloGold Ltd., where he served latterly as general manager of deep gold mining operations in the Free State between 1997 and 2001. Chris holds a Bsc in Mining Engineering from the University of the Witwatersrand, and also completed an Advanced Management Programme at Harvard Business School and a Management Development Programme at the University of South Africa.
Mike O’Hare has had an exemplary career at AngloGold Ashanti, holding a range of high-level technical and operating roles during his career which started in 1977. Mike oversaw the successful completion of the ultra-deep mine-life extension at Mponeng Phase 1, championed the development of raise boring technology as a credible way to safely extract high-grade gold pillars that would otherwise be sterilised, and led the successful integration of the large Mine Waste Solutions surface reclamation operation into AngloGold Ashanti’s portfolio. Crucially, while navigating the most challenging market conditions in recent memory, Mike has also led AngloGold Ashanti’s South African operations to a record safety performance in which it achieved more seven months of full operation without a fatality in 2014, unprecedented for a deep South African gold mining business.
“Mike’s choice of early retirement is richly deserved after an immense contribution to this Company and to the industry as a whole,” Chief Executive Officer Srinivasan Venkatakrishnan said. “I thank him for all of his support over the years and we wish both him and his family well in the coming years.”

About AngloGold Ashanti’s South African Operations
AngloGold Ashanti, based in Johannesburg, is the world’s largest emerging markets gold company and the lowest-cost gold producer in South Africa. In 2014, the company’s five underground- and two surface-mining operations in South Africa produced about 1.2Moz of gold, or 28% of AngloGold Ashanti’s total output of 4.44Moz. The remainder of AngloGold Ashanti’s gold production comes from mines in countries in Africa including Guinea, Democratic Republic of Congo, Ghana, Tanzania and Mali, as well as those in Australia, Brazil, Argentina and the US.
AngloGold Ashanti is currently in the process of combining neighbouring mines in the Vaal River Region in South Africa in order to realise infrastructural and management synergies, while reaping operating savings from sharing common services.
ENDS
10 March 2015 Johannesburg JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited Incorporated in the Republic of South Africa Reg No: 1944/017354/06 ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 10, 2014
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance